EXHIBIT 3.2

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
PERNIX THERAPEUTICS HOLDINGS, INC.
(formerly GOLF TRUST OF AMERICA, INC.)

Pernix Therapeutics Holdings, Inc. (formerly Golf Trust of America, Inc.,) (the "Corporation") a Maryland corporation, pursuant to Section 2-309 of the Maryland General Corporation Law, hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The Board of Directors of the Corporation hereby effects a reverse stock split by changing and reclassifying each two (2) shares of Common Stock, par value $0.01 per share, of the Corporation, which is issued and outstanding as of the effective date of this amendment, into one share of such Common Stock, par value $0.01 per share.

No fractional shares will be issued.  A whole share will be issued in place of any fractional share which would otherwise result from the reverse split.

SECOND: The amendment does not increase the authorized stock of the Corporation.

THIRD: These Articles have been approved by the Board of Directors, without stockholder action, in accordance with Section 2-309 of the Maryland General Corporation Law.

FOURTH: The amendment will become effective at the time the Department of Assessments and Taxation accepts these Articles of Amendment for record.

We the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

(Signatures appear on the following page)

/s/Michael C. Pearce	/s/ Tracy S. Clifford
Michael C. Pearce	Tracy S. Clifford
President, C.E.O. and Chairman	C.F.O. and Secretary

Return address of filing party:
Whiteford, Taylor and Preston, LLP
Seven Saint Paul Street
Baltimore, MD 21202-1636